EXHIBIT 12.1
UDR, INC.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Years Ended December 31,
	2011	2010	2009	2008	2007
(Loss)/income from continuing operations	$(111,636)	$(115,804)	$(97,480)	$(66,536)	$40,008

Add (from continuing operations):
Interest on indebtedness (a)	152,221	144,399	143,364	159,380	161,620
Portion of rents representative of the interest factor	2,039	1,969	2,351	1,883	871

Earnings	$42,624	$30,564	$48,235	$94,727	$202,499

Fixed charges and preferred stock dividend (from continuing operations:
Interest on indebtedness (a)	$152,221	$144,399	$143,364	$159,380	$161,620
Capitalized interest	12,979	12,505	16,929	14,857	13,244
Portion of rents representative of the interest factor	2,039	1,969	2,351	1,883	871

Fixed charges	167,239	158,873	162,644	176,120	175,735

Add:
Preferred stock dividend	9,311	9,488	10,912	12,138	13,910
Premium/(discount on preferred stock	175	(25)	(2,586)	(3,056)	2,261

Combined fixed charges and preferred stock dividend	$176,725	$168,336	$170,970	$185,202	$191,906

Ratio of earnings to fixed charges	—	—	—	—	1.15
Ratio of earnings to combined fixed charges and preferred stock	—	—	—	—	1.06
For the year ended December 31, 2011, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $124.6 million.
For the year ended December 31, 2011, the ratio of earnings to combined fixed charges and preferred stock was deficient of achieving a 1:1 ratio by $134.1 million.
For the year ended December 31, 2010, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $128.3 million.
For the year ended December 31, 2010, the ratio of earnings to combined fixed charges and preferred stock was deficient of achieving a 1:1 ratio by $137.8 million.
For the year ended December 31, 2009, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $114.4 million.
For the year ended December 31, 2009, the ratio of earnings to combined fixed charges and preferred stock was deficient of achieving a 1:1 ratio by $122.7 million.
For the year ended December 31, 2008, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $81.4 million.
For the year ended December 31, 2008, the ratio of earnings to combined fixed charges and preferred stock was deficient of achieving a 1:1 ratio by $90.5 million.
(a)	Interest on indebtedness for the year ended December 31, 2011 is presented gross of the loss on debt extinguishment of $4.6 million. Interest on indebtedness for the year ended December 31, 2010 is presented gross of the loss on debt extinguishment of $1.2 million. Interest on indebtedness for the year ended December 31, 2009 is presented gross of the gain on debt extinguishment of $9.8 million, the prepayment penalty on debt restructure of $1.0 million, and the write-off of fair market value adjustment for debt paid off on a consolidated joint venture of $1.6 million. Interest on indebtedness for the year ended December 31, 2008 is presented gross of the gain on debt extinguishment of $26.3 million and prepayment penalty on debt restructure of $4.2 million.